Filed by IE PubCo Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Contango Oil & Gas Company (File No. 001-16317)

+ Q2 2021 Update August 2021 ++ Q2 2021 Update August 2021 +

Disclaimer This presentation relates to a proposed business combination transaction (the “Transaction”) between Independence Energy LLC (the “Company”) and Contango Oil & Gas (“Contango”) and contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Contango or the Company expects, believes or anticipates will or may occur in the future, including without limitation those relating to the Transaction, are forward-looking statements and are based on current expectations. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “possible,” “create,” “intend,” “should,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “view,” “efforts,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “commitment,” “approach,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance (including labels “NTM” and “E”) used in connection with any discussion of future plans, actions, or events identify forward-looking statements and express our expectations about future events. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, anticipated future performance, future commodity prices, future production targets, future earnings, EBITDA, leverage targets, future capital spending plans, operational and cost efficiencies, inventory life, hedging activities, business strategy and market position, estimated reserves, cash flows, liquidity and accretive effects of the Transaction, financial strategy, budget, projections and future operating results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, the possibility that stockholders of Contango may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Contango’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Contango and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs in connection with the pending Transaction, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it may take longer than expected to achieve those synergies, the impact of reduced demand for Contango’s or the Company’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic, the uncertainties, costs and risks involved in Contango’s and the Company’s operations, including as a result of employee misconduct, natural disasters, pandemics, epidemics (including the COVID-19 pandemic and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and may be beyond Contango’s or the Company’s control, including those detailed in that certain registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Transaction that is available on the SEC’s website at http://www.sec.gov and Contango’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8- K that are available on its website at http://www.contango.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on a number of assumptions, risks and uncertainties that Contango or the Company believe to be reasonable but that may not prove to be accurate. Many of such risks, uncertainties and assumptions are beyond Contango’s and the Company’s ability to control or predict. Because of these risks, uncertainties and assumptions, readers are cautioned not to, and should not, place undue reliance on these forward-looking statements. Neither Contango nor the Company gives any assurance (1) that they will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Any forward-looking statement speaks only as of the date on which such statement is made, and Contango and the Company undertake no obligation to correct, revise or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. All subsequent written and oral forward-looking statements concerning the combined company, the Company, Contango, the Transaction or other matters and attributable thereto or to any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Unless otherwise indicated, reserve estimates shown herein are based on third-party reserve reports as of December 31, 2020 and were prepared using commodity prices based on Henry Hub and West Texas Intermediate futures prices, referred to herein as “strip” pricing, rather than SEC pricing guidelines. The Company believes that the use of strip pricing provides useful information about its reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date. Strip prices are not necessarily a projection of future oil and natural gas prices and should be carefully considered in addition to, and not as a substitute for, SEC prices when considering the Company’s oil, natural gas and natural gas liquid reserves. This presentation contains guidance regarding our estimated future production, capital expenditures, expenses and other matters, and such guidance is based on an assumption that prevailing commodity prices over the relevant time periods will be consistent with New York Mercantile Exchange strip pricing as of August 6, 2021 and assumes a cumulative reinvestment rate of ~41% through 2021 and 2022. This guidance is also based on certain additional assumptions and analyses made by the Company and is affected by such factors as market demand for oil and natural gas, commodity price volatility and the Company’s actual drilling program, which will be directly affected by the availability of capital, drilling and production costs, developmental drilling tests and results, commodity prices, availability of drilling services and equipment, lease expirations, transportation constraints, regulatory approvals, field spacing rules and actual drilling results. This guidance is speculative by its nature and, accordingly, is subject to great risk of not being actually realized by the Company. This presentation includes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These measures include (i) EBITDA, (ii) Adj. EBITDA, (iii) Net Debt, (iv) Leverage, (v) PV-0, (vi) PV-10, (vii) Levered Free Cash Flow and (viii) Reinvestment Rate. Contango defines EBITDA as net income (loss) before interest expense, taxes, depreciation, depletion and amortization, and oil and gas exploration expenses. Contango defines Adj. EBITDA as net income before interest expense, realized (gain) loss on interest expense derivatives, income tax expense, depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivative contracts, impairment of oil and natural gas properties, equity-based compensation, other (income) expense, transaction expenses and other non-recurring expenses. Contango defines Net Debt as total debt less unrestricted cash & cash equivalents. Contango defines Leverage as the ratio of Net Debt to Adj. EBITDA. Contango defines PV-0 as the sum of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. Contango defines PV-10 as the present value, discounted at 10% per year, of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. Contango defines Levered Free Cash Flow as Adj. EBITDA less cash paid for interest, cash paid or refunded for income tax and capital expenditures associated with the development of oil and gas properties and purchases of other property and equipment. Contango defines Reinvestment Rate as capital expenditures as a percentage of Adj. EBITDA. Contango has not provided reconciliations for forward-looking and pro forma non-GAAP measures because Contango cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise. This presentation shall not constitute an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities, or a solicitation of any vote or approval, nor shall there be any purchase or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Nothing contained herein constitutes tax, accounting, financial, investment, regulatory, legal or other advice, and all investors are advised to consult with their tax, accounting, financial, investment, regulatory, legal or other advisers regarding any potential investment. The information presented in these materials has been developed internally and/or obtained from sources believed to be reliable; however, the parties do not guarantee or give any warranty as to the accuracy, adequacy, timeliness or completeness of such information and assume no responsibility for independent verification of such information. + 2Disclaimer This presentation relates to a proposed business combination transaction (the “Transaction”) between Independence Energy LLC (the “Company”) and Contango Oil & Gas (“Contango”) and contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Contango or the Company expects, believes or anticipates will or may occur in the future, including without limitation those relating to the Transaction, are forward-looking statements and are based on current expectations. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “possible,” “create,” “intend,” “should,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “view,” “efforts,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “commitment,” “approach,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance (including labels “NTM” and “E”) used in connection with any discussion of future plans, actions, or events identify forward-looking statements and express our expectations about future events. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities, anticipated future performance, future commodity prices, future production targets, future earnings, EBITDA, leverage targets, future capital spending plans, operational and cost efficiencies, inventory life, hedging activities, business strategy and market position, estimated reserves, cash flows, liquidity and accretive effects of the Transaction, financial strategy, budget, projections and future operating results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement, the possibility that stockholders of Contango may not approve the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Contango’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Contango and the Company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs in connection with the pending Transaction, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it may take longer than expected to achieve those synergies, the impact of reduced demand for Contango’s or the Company’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic, the uncertainties, costs and risks involved in Contango’s and the Company’s operations, including as a result of employee misconduct, natural disasters, pandemics, epidemics (including the COVID-19 pandemic and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and may be beyond Contango’s or the Company’s control, including those detailed in that certain registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Transaction that is available on the SEC’s website at http://www.sec.gov and Contango’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8- K that are available on its website at http://www.contango.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on a number of assumptions, risks and uncertainties that Contango or the Company believe to be reasonable but that may not prove to be accurate. Many of such risks, uncertainties and assumptions are beyond Contango’s and the Company’s ability to control or predict. Because of these risks, uncertainties and assumptions, readers are cautioned not to, and should not, place undue reliance on these forward-looking statements. Neither Contango nor the Company gives any assurance (1) that they will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Any forward-looking statement speaks only as of the date on which such statement is made, and Contango and the Company undertake no obligation to correct, revise or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. All subsequent written and oral forward-looking statements concerning the combined company, the Company, Contango, the Transaction or other matters and attributable thereto or to any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Unless otherwise indicated, reserve estimates shown herein are based on third-party reserve reports as of December 31, 2020 and were prepared using commodity prices based on Henry Hub and West Texas Intermediate futures prices, referred to herein as “strip” pricing, rather than SEC pricing guidelines. The Company believes that the use of strip pricing provides useful information about its reserves, as the forward prices are based on the market’s forward-looking expectations of oil and natural gas prices as of a certain date. Strip prices are not necessarily a projection of future oil and natural gas prices and should be carefully considered in addition to, and not as a substitute for, SEC prices when considering the Company’s oil, natural gas and natural gas liquid reserves. This presentation contains guidance regarding our estimated future production, capital expenditures, expenses and other matters, and such guidance is based on an assumption that prevailing commodity prices over the relevant time periods will be consistent with New York Mercantile Exchange strip pricing as of August 6, 2021 and assumes a cumulative reinvestment rate of ~41% through 2021 and 2022. This guidance is also based on certain additional assumptions and analyses made by the Company and is affected by such factors as market demand for oil and natural gas, commodity price volatility and the Company’s actual drilling program, which will be directly affected by the availability of capital, drilling and production costs, developmental drilling tests and results, commodity prices, availability of drilling services and equipment, lease expirations, transportation constraints, regulatory approvals, field spacing rules and actual drilling results. This guidance is speculative by its nature and, accordingly, is subject to great risk of not being actually realized by the Company. This presentation includes certain financial measures that are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”). These measures include (i) EBITDA, (ii) Adj. EBITDA, (iii) Net Debt, (iv) Leverage, (v) PV-0, (vi) PV-10, (vii) Levered Free Cash Flow and (viii) Reinvestment Rate. Contango defines EBITDA as net income (loss) before interest expense, taxes, depreciation, depletion and amortization, and oil and gas exploration expenses. Contango defines Adj. EBITDA as net income before interest expense, realized (gain) loss on interest expense derivatives, income tax expense, depreciation, depletion and amortization, exploration expense, non-cash gain (loss) on derivative contracts, impairment of oil and natural gas properties, equity-based compensation, other (income) expense, transaction expenses and other non-recurring expenses. Contango defines Net Debt as total debt less unrestricted cash & cash equivalents. Contango defines Leverage as the ratio of Net Debt to Adj. EBITDA. Contango defines PV-0 as the sum of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. Contango defines PV-10 as the present value, discounted at 10% per year, of estimated future cash inflows from proved natural gas and crude oil reserves, less future development and production costs using pricing assumptions in effect at the end of the period. Contango defines Levered Free Cash Flow as Adj. EBITDA less cash paid for interest, cash paid or refunded for income tax and capital expenditures associated with the development of oil and gas properties and purchases of other property and equipment. Contango defines Reinvestment Rate as capital expenditures as a percentage of Adj. EBITDA. Contango has not provided reconciliations for forward-looking and pro forma non-GAAP measures because Contango cannot do so without unreasonable effort and any attempt to do so would be inherently imprecise. This presentation shall not constitute an offer to purchase or sell, or the solicitation of an offer to purchase or sell, any securities, or a solicitation of any vote or approval, nor shall there be any purchase or sale of securities in any jurisdiction where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Nothing contained herein constitutes tax, accounting, financial, investment, regulatory, legal or other advice, and all investors are advised to consult with their tax, accounting, financial, investment, regulatory, legal or other advisers regarding any potential investment. The information presented in these materials has been developed internally and/or obtained from sources believed to be reliable; however, the parties do not guarantee or give any warranty as to the accuracy, adequacy, timeliness or completeness of such information and assume no responsibility for independent verification of such information. + 2

Disclaimer (Cont’d) The Company was formed in 2020 for purposes of completing a series of reorganization transactions. Historical financial and operating data of the Company has been presented on a recast basis to account for the reorganization of entities under common control. In addition, certain financial and operating data is presented on a “pro forma” basis. As used herein, the term “pro forma” or “PF” when used with respect to any financial and operating data refers to the historical data of the Company, as adjusted to give effect to (i) the redemption by certain of the Company’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by certain third-party investors in exchange for membership interests in the Company in April 2021 (the “Exchange”); (ii) the redemption by certain of the Company’s consolidated subsidiaries of the noncontrolling equity interests held in such subsidiaries by a certain third-party investor in exchange for its proportionate share of the underlying oil and natural gas interests held directly or indirectly by such subsidiaries (the “Carve-Out”); (iii) the entry into the new reserve based lending facility (the “RBL facility”), the issuance of the new senior unsecured notes and the use of proceeds therefrom (collectively, the “Refinancing”); and (iv) the Transaction (together with the Exchange, the Carve-Out and the Refinancing, the “Transactions”) . Unless otherwise indicated, pro forma financial and operating data used in this presentation gives effect to each of the Transactions as if they had been consummated on January 1, 2021, in the case of statement of operations data, or June 30, 2021, in the case of balance sheet data. In each case, the pro forma financial and operating data are presented for illustrative purposes only and should not be relied upon as an indication of the financial condition or the operating results that would have been achieved if the Transactions had taken place on the specified dates. In addition, future results may vary significantly from the results reflected in such pro forma financial and operating data and should not be relied on as an indication of future results. However, with respect to any pro forma information presented as of a date or for any period subsequent to March 31, 2021, any adjustments made to reflect the impact of the Company’s assets or operations are based on preliminary financial and operating results of the Company for such period. The Company and its independent auditors have not completed their preparation and review processes with respect to such estimates and, accordingly, such estimates remain subject to change. The financial data included in this presentation was prepared by the Company’s management. The Company’s independent auditors have not expressed any opinion or any form of assurance on such information. In addition, the pro forma financial data presented herein is based on certain assumptions that may prove incorrect. Such financial data should not be viewed as a substitute for full financial statements prepared in accordance with GAAP and audited by the Company’s independent auditors, and it should not be viewed as indicative of the Company’s financial condition or results of operations for any future period. The pro forma estimates presented herein represent management estimates with respect to the combined company but do not reflect pro forma values prepared in accordance with Article 11 of Regulation S-X, or other applicable rules and regulations, and, accordingly, should be reviewed together with the unaudited pro forma financial statements and the notes thereto included in the Registration Statement. The Company’s financial results and the pro forma information for the combined company for the quarter ended June 30, 2021 have not been finalized. Investors are cautioned that final information published in the Registration Statement may vary from the corresponding information published herein. Important Additional Information and Where to Find It This communication may be deemed to be offering or solicitation material in respect of the Transaction. The Transaction will be submitted to Contango’s stockholders for their consideration. In connection with the Transaction, IE PubCo Inc., a wholly owned subsidiary of the Company that expects to list its Class A common shares on the New York Stock Exchange at the closing of the Transaction (“NewCo”), and Contango have filed (1) a preliminary proxy statement/prospectus (the “Proxy Statement/Prospectus”) with the SEC in connection with the Company Stockholder Approval (as defined in the transaction agreement) and (2) the Registration Statement with the SEC, in which the Proxy Statement/Prospectus is included as a prospectus of NewCo. NewCo and Contango also intend to file other relevant documents with the SEC regarding the Transaction. After the Registration Statement is declared effective by the SEC, the definitive Proxy Statement/Prospectus will be mailed to Contango’s stockholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE TRANSACTION, INVESTORS AND STOCKHOLDERS OF CONTANGO ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The Proxy Statement/Prospectus, any amendments or supplements thereto and other relevant materials may be obtained with the SEC free of charge at the SEC’s website at www.sec.gov. The Registration Statement and the Proxy Statement/Prospectus, as well as any amendments or supplements thereto, and other relevant materials filed or that will be filed with the SEC by Contango or NewCo may be obtained with the SEC free of charge at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by NewCo will be made available free of charge on the Company’s website at www.independenceenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Independence Energy LLC, Tel. No. +1 (713) 481-7782. Copies of documents filed with the SEC by Contango will be made available free of charge on Contango’s website at http://www.contango.com, or by directing a request to Investor Relations, Contango Oil & Gas Company, 717 Texas Avenue, Suite 2900, Tel. No. (713) 236-7400. Participants in the Solicitation Contango, the Company and certain of their respective directors, executive officers, other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in respect to the Transaction. Information regarding Contango’s executive officers and directors is contained in the proxy statement on Schedule 14A for Contango’s 2021 Annual Meeting of Stockholders, filed with the SEC on April 30, 2021, its annual report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 10, 2021, and certain of its Current Reports on Form 8-K. Information regarding the Company’s directors and executive officers is contained in the Registration Statement. You can obtain free copies of these documents from the source indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in future amendments to the Registration Statement, the Proxy Statement/Prospectus and other relevant materials relating to the Transaction to be filed with the SEC when they become available. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. + 3

The Pro-Forma Company at a Glance

Diversified, Well-Capitalized U.S. Independent Oil and Gas Company With Consistent Strategy Since 2011

Key Portfolio Attributes

1. Strong and predictable PDP base

- ✓ Substantial cash flow generation
- ✓ Long-lived, low decline rate (average of 18%)[1]

2. Meaningful inventory for low-risk growth

- ✓ Extensive low-risk, high return development opportunities (>$3 Bn of gross capital opportunity)
- ✓ Minimal CDO requirements and assets largely held by production allow for returns-focused reinvestment decisions

1H 2021 PF Production by Basin[2]



25%
20%
28%
10%
8%
9%
Eagle Ford
Barnett
Rockies
Mid-Con
Permian
Other

YE 2020 SEC Reserves by Commodity



47%
15%
38%
Oil
NGL
Gas
62% liquids

Current Operations Across the L48



Independence Basin Footprint
Contango Basin Footprint
Rockies
Mid-Continent
Barnett
Permian
Eagle Ford

Pro Forma Metrics[7]

1H'21 Production: **~115 MBoe/d**	2021E PDP Decline[1]: **(18%)**
1H'21 Ann. Unhedged Adj. EBITDA [3]: **~$846 MM**	1H'21 Ann. Unhedged Levered FCF[4]: **~$712 MM**
Net Debt / NTM EBITDA [5]: **~1.2x**	Proved PV-10[6]: **~$4.0 Bn**
	Proved PV-0[6]: **~$7.5 Bn**

Note: Current operations map based on primary areas of operation and not indicative of the full combined asset base.

(1) Represents projected pro forma PDP decline from February 2021 – February 2022 based on current management assumptions of the Company and Contango. (2) "Other" includes non Eagle Ford minerals and other PDP assets. (3) Represents unhedged annualized Independence pro forma 1H 2021 adjusted EBITDA plus Contango annualized unhedged 1H 2021 adjusted EBITDA. (4) Represents unhedged adjusted EBITDA less cash interest expense less cash taxes less development capital expenditures. (5) Represents Independence net debt at 6/30/2021 plus Contango net debt at 6/30/2021 divided by pro forma NTM adjusted EBITDA. (6) Based on SEC YE reserve reports. (7) The data of Independence comprising a part of such pro forma data represents a preliminary estimate based on the midpoint of an estimated range of 90 - 95 MBoe/d, $700MM - $726MM and $565MM - $593MM with respect to 1H'21 Production, 1H'21 Ann. Unhedged Adj. EBITDA and 1H'21 Ann. Unhedged Levered FCF, respectively.

Contango + Independence Energy

4

Creating a Differentiated E&P Company

Accretive Transaction for Contango Shareholders Creates Company Uniquely Positioned in Market

	Contango + Independence Energy
1 Aligned Management with Investor Mindset	✓
2 Sustainable Free Cash Flow	✓
3 Significant Scale Across Proven Basins	✓
4 Well Positioned to be a Leading Oil & Gas Consolidator	✓
5 Commitment to ESG Excellence	✓
6 Disciplined Financial and Risk Management Approach	✓
7 Well-Capitalized Balance Sheet	✓

An E&P Company that Can Deliver Attractive Risk-Adjusted Investment Returns and Predictable Cash Flows Across Cycles

Contango + Independence Energy
5

Aligned Management with Investor Mindset

Uniquely aligned management team with high insider ownership and innovative performance-based incentive structure

Independence Management Team



David Rockecharlie

CEO



Brandi Kendall

CFO



Todd Falk

CAO



Ben Conner

Executive VP



Clay Rynd

Executive VP



Claire Farley

Board Member

See appendix for detailed bios

Continued Partnership with Like-Minded Leadership



John Goff

Chairman



Wilkie Colyer Jr.



Farley Dakan

To Continue Managing Contango as an Operating Subsidiary of the Combined Company

Pro Forma Insider Ownership


0%
0%
0%
2%
3%
6%
6%
23%
1
2
3
4
5
6
7
Pro Forma

Pro Forma Insider Ownership vs. Peers(1)

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

(1) Peer group includes CHK, DEC, DEN, MGY, MRO, MUR and OVV. Peer information sourced from public filings.

6

Pro Forma Management Detail

- Per the Management Services Agreement, KKR will provide the combined company with its executive management team and manage all day-to-day operations, including:
  - ✓ Capital allocation, financing and capital markets activity and investor relations
  - ✓ Strategy, business development, business planning, risk management
  - ✓ Accounting, financial reporting, audit, tax, treasury and corporate reserves
  - ✓ ESG and EHS
  - ✓ IT and digital infrastructure
  - ✓ Legal, land administration and human resources
- The Pro Forma business will benefit from the full suite of broader KKR resources, including KKR's Global Macro team, Public Affairs, KKR Capital Markets, the KKR Global Institute and Client and Partner Group



G&A[1] as % of Enterprise Value
4%
3%
2%
2%
2%
2%
2%
2%
1%
Peer 1
MCF
Peer 3
Peer 4
Peer 2
2022E[3]
Peer 5
Peer 6
Peer 7



G&A[1] as % of EBITDA[2]
21%
20%
12%
10%
9%
9%
9%
7%
4%
MCF
Peer 1
Peer 6
Peer 3
Peer 2
2022E[3]
Peer 4
Peer 5
Peer 7

The pro forma company will be managed by KKR and have access to the firm's breadth of resources, while maintaining favorable relative G&A versus peers

Aligned Management	Free Cash Flow	Operational Excellence at Scale	Leading Consolidator	ESG Commitment	Financial Discipline	Well-Capitalized Balance Sheet

Contango + Independence Energy

Source: Capital IQ, Company filings; market data as of 8/6/2021. Note: Peers include CHK, DEC, DEN, MGY, MRO, MUR and OVV. Note: Pro Forma metrics include $20MM of expected synergies.
(1) Represents annualized Q1 2021 (if available) cash G&A (total G&A less stock-based compensation expense). Contango and Pro Forma metrics based on 2022E projections. Contango Q1 2021 annualized would be ~5% of EV and ~30% of EBITDA. (2) Represents 2022E EBITDA. Each company shown may define EBITDA differently, which limits their comparability. (3) Based on management estimates for the year ending December 31, 2022 that are based on the same economic and other assumptions inherent in 2022 guidance included on slides 2 and 8.

7

Significant and Sustainable Free Cash Flow Generation

Low Decline

Diversified production with 18% base PDP decline forecast for 2021E(1)

Disciplined Capital Spend

Historical reinvestment rates averaging ~45% of adjusted EBITDA


~$353 MM of PF Unhedged Free Cash Flow in 1H 2021(7)

Low-Risk Growth

Disciplined, returns focused reinvestment and accretive acquisitions

Active Risk Management

Protecting cash flow with robust hedge program (~$2.1 Bn of notional value hedged)(6)

Previously Announced 2022E Estimates	
Daily Production	108 – 114 MBoe/d
2022E Base Decline	~15%
% Hedged (2)	~75%
Adj. EBITDA	$750 - 800 MM
% PDP (3)	~75%
Adj. EBITDA Margin % (4)	~55%
Reinvestment Rate (5)	~50%
Unlevered FCF	$375 - 400 MM
Target Dividend	~10% of EBITDA
LT Target Leverage	~1.0x

Aligned Management | **Free Cash Flow** | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

(1) Represents projected pro forma PDP decline from February 2021 – February 2022 based on current management assumptions of the Company and Contango. (2) Represents percent of PDP oil production hedged in 2022E based on current management assumptions of the Company and Contango. (3) Represents projected PDP asset cash flow as a % of total asset cash flow. (4) Adj EBITDA margin represents hedged Adj. EBITDA divided by hedged revenue. (5) Reinvestment rate defined as capital expenditures as a percentage of corporate Adj. EBITDA. (6) Represents pro forma nominal hedge value of July 2021 hedges and beyond (including basis hedges). (7) The data of Independence comprising a part of pro forma 1H'21 Unhedged FCF data represents a preliminary estimate based on the midpoint of an estimated range of $280MM - $294MM.

8

Operational Excellence at Scale

Balanced portfolio of cash flowing assets and attractive, low-risk reinvestment opportunities in key proven basins across the Lower 48

1H 2021 Production By Basin (%)(1)



Other 9%
Permian 8%
Eagle Ford 25%
Mid-Con 10%
Barnett 20%
Rockies 28%

YE 2020 SEC Reserves By Commodity (%)



Oil 47%
Gas 38%
NGL 15%

Current Operations



Rockies
Mid-Continent
Barnett
Permian
Eagle Ford
Independence Basin Footprint
Contango Basin Footprint

High Quality Portfolio of Reinvestment Opportunities[2]

Net Capital Opportunity ($MM)



~$2,000 MM
~$700 MM
~$100 MM

	Eagle Ford	Permian	Conventional & Low Decline
Remaining Gross / Net Locations	~750 / ~350	~380 / ~130	NA

Aligned Management | Free Cash Flow | **Operational Excellence at Scale** | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

Note: Current operations map based on primary areas of operation and not indicative of the full combined asset base. (1) "Other" includes non Eagle Ford minerals and other PDP assets.
(2) Internal estimates at 6/30/2021.

9

Key Asset Overview: Eagle Ford

Scaled asset base across the core of the Eagle Ford

- ~170K total net acres (~105K net operated) located across the oil, volatile oil and gas condensate windows of the central and western Eagle Ford
- Currently operated by Independence, Mesquite Energy & EXCO Resources

Substantial inventory of attractive undrilled locations

- ~750 (350 net) total identified gross drilling locations remaining (operated + non-operated)
- ~$2BN of total remaining capital opportunity
- Strong drilling economics provide operational flexibility and growth potential through price cycles

Independence interest in the field gathering system (Springfield) strengthens margins and FCF base

- Midstream ownership provides flow assurance and ability to capture value from all working interest volumes



Wilson
Zavala
Frio
Atascosa
Karnes
Dimmit
La Salle
McMullen
Operated Acreage
Non-Op Acreage
Black Oil
Volatile Oil
Gas Condensate
Dry Gas

Asset Statistics[1]

Net Acreage: **~170,000**	Net Production: **~30 Mboe/d**
Net Proved Reserves: **~126 MMBoe**	% Liquids: **~84%**
NYMEX Development Returns: **~2.5x / < 2.0 Year Payback**	

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

(1) Assets statistics as of 12/31/20 (daily production based on Q4 2020). Development returns based on NYMEX pricing as of 8/6/21 and the assumptions used to estimate YE20 PUD reserves.

10

Key Asset Overview: Permian

Attractive asset portfolio in the southern Delaware basin

- Non-operated position operated by Callon Petroleum
- Operated Bullseye / NE Bullseye position with ~8,000 acres of unconventional development potential

Substantial inventory of attractive development locations across multiple benches

- ~380 (130 net) total identified gross drilling locations remaining (operated + non-operated)
- ~$700MM of total remaining capital opportunity

Availability of offset activity data meaningfully de-risks drilling potential

- Development type curves informed by substantial historical production data
- Attractive drilling economics at current strip pricing


New Mexico
Texas
Operated Acreage
Non-Op Acreage

Asset Statistics[1]

Net Acreage: **~17,000**	Net Production: **~8 Mboe/d**
Net Proved Reserves: **~45 MMBoe**	% Liquids: **~76%**

NYMEX Development Returns:
~3.0x / < 2.0 Year Payback

Aligned Management | Free Cash Flow | **Operational Excellence at Scale** | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

(1) Assets statistics as of 12/31/20 (daily production based on Q4 2020). Development returns based on NYMEX pricing as of 8/6/21 and the assumptions used to estimate YE20 PUD reserves.

11

Key Asset Overview: Conventional & Low-Decline

Diverse portfolio of operated, low-decline positions across the Rockies, Barnett and Mid-Continent

- Low-decline asset base characterized by limited ongoing capital requirements and predictable cash flows
- ~59 Mboe/d of net production across ~2,400 operated producing wells
- Greater than $100MM of total remaining capital opportunity for production enhancement projects and optional development

Rockies - Mature production, low declines in the Big Horn and Powder River Basins with significant conventional development optionality

Barnett – Substantial, gas-weighted cash flow base with meaningful potential for production optimization projects

Mid-Continent - Scaled production base with high cash flow margins and low production decline



Asset Statistics(1)

Net Acreage: **~660,000**	Net Production: **~59 Mboe/d**
Net Proved Reserves: **~175 MMBoe**	% Liquids: **~43%**
PDP Decline: **~9%**	PD PV-10: **~$425MM**

Aligned Management | Free Cash Flow | **Operational Excellence at Scale** | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

(1) Assets statistics as of 12/31/20 (daily production based on Q4 2020).

Contango + Independence Energy

12

Well Positioned to Be a Leading Oil & Gas Consolidator

Competitive Advantages

- ✓ Differentiated business model
- ✓ Focused and proven strategy
- ✓ Significant access to capital
- ✓ Large foundational asset base
- ✓ Low leverage

Divestiture Programs of Majors and Large-Cap Independents

Subscale Companies With Market Cap of <$1.0 Billion

Large and Attractive Target Universe

Bolt-on Opportunities Near Existing Assets

Privately Owned Companies Seeking Liquidity

Consistent Acquisition Strategy



3
4
8
3
3
4
2012-16 Avg. / Year
2017
2018
2019
2020
2021
Independence Energy Strategy
Contango (1)

Acquisition Prerequisites

- ✓ Cash flow oriented assets in proven basins in the U.S.
- ✓ Ability to deliver attractive risk-adjusted returns
- ✓ Complementary to existing strategy
- ✓ Maintain financial strength and manage risk

Aligned Management | Free Cash Flow | Operational Excellence at Scale | **Leading Consolidator** | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

(1) Contango acquisitions only shown post John Goff involvement. 2021 is through present and includes one transaction signed but not closed.

Contango + Independence Energy

13

Actively Pursuing Strategic Consolidation

In addition to our strategic combination, both Independence and Contango have been actively pursuing our acquisition strategy in 2021, deploying a combined ~$850MM of capital in proven, cash-flowing assets with meaningful upside potential

Date	Transaction	Region	Strategic Value
Jan-21 *(Close)*	MIDCON ENERGY		• Acquisition of PDP heavy reserves at an attractive unlevered return • Leverages familiarity with Mid-Con's assets and operations via MSA[1] • Immediate free cash flow accretion
Feb-21 *(Close)*	***Project Silvertip***		• Acquisition of PDP-focused assets from company recently emerged from bankruptcy at >50% discount to producing reserve value • Adds significant low-decline liquids production with minimal maintenance capex required • Significant potential for cash flow optimization via cost-cutting
Mar-21 *(Close)*	***Project Buffalo***		• Proprietary minerals acquisition from large-cap seller • Differentiated risk / return profile and strategic partnership with blue-chip operator • No future activity required to fully recoup investment in a downside scenario
July-21 *(Announced)*	***Wind River Basin***		• Acquisition of non-core, PDP heavy reserves at an attractive unlevered return • Expected annual production decline of ~5% over the next five years • Significant potential for cash flow optimization via cost-cutting
Today	***Identified Opportunity Set***		• ***Large number of consolidation opportunities driven primarily by private companies looking for liquidity, post-reorg companies and none-core asset sales from majors / large caps***

Denotes Independence Energy transaction | *Denotes Contango transaction*

Aligned Management | Free Cash Flow | Operational Excellence at Scale | **Leading Consolidator** | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

Source: Company disclosure
(1) Contango has since terminated Management Services Agreement with Mid-Con.

14

Wind River Basin Asset Acquisition

On July 7th, Contango entered into an agreement to acquire low decline, conventional gas assets in the Wind River Basin of Wyoming from ConocoPhillips

Asset Quality / Profile	• World class conventional gas field that has recovered 2.8 Tcf to date • Low decline asset with a long reserve life – 78 Mmcfe/d[(1)] of net production currently on an expected 5% decline • Vertically integrated asset provides opportunity to maximize margins
Attractive Risk / Return Profile	• Acquired producing reserves at an attractive standalone rate of return and kept all further upside for Contango's benefit • Quick payback period and attractive long-term exposure to natural gas prices and operational improvements
Future Value Creation Opportunities	• Multiple opportunities exist to reduce costs and improve profitability and cash flow to create meaningful long term value
Enhances Existing Operational Footprint	• This is Contango's third acquisition of conventional assets in Wyoming • Wind River Basin acquisition expected to increase Contango's total run rate production by approximately 57% in Q3 of 2021[(1)]



Big Horn Basin
Powder River Basin
Wyoming
Wind River Basin

Mid-Con Energy Acquisition

Silvertip Acquisition

Wind River Basin Acquisition

(1) As of July 1, 2021 according to Wind River press release.

Contango + Independence Energy

15

ESG Commitment Shared commitment to developing industry-leading Environmental, Social, and Governance (“ESG”) programs and continually improving ESG performance Commitment to ESG Leadership Work to reduce greenhouse gas emissions Enable a zero incident workplace + Proactive and focused Manage and reduce fresh-water use ESG approach driven by engaged partnership Listen and respond to community concerns with KKR Develop a diverse workforce culture Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet + 16ESG Commitment Shared commitment to developing industry-leading Environmental, Social, and Governance (“ESG”) programs and continually improving ESG performance Commitment to ESG Leadership Work to reduce greenhouse gas emissions Enable a zero incident workplace + Proactive and focused Manage and reduce fresh-water use ESG approach driven by engaged partnership Listen and respond to community concerns with KKR Develop a diverse workforce culture Aligned Operational Leading ESG Financial Well-Capitalized Free Cash Flow Management Excellence at Scale Consolidator Commitment Discipline Balance Sheet + 16

Disciplined Financial and Risk Management Approach

Commitment to Low Leverage	• Target investment grade credit metrics • Long-term target leverage at or below 1.0x
Returns Focused Reinvestment Decisions	• Disciplined reinvestment of a portion of cash flow • Deliver full-cycle cash-on-cash returns
Active Risk Management Strategy	• Monitor and manage enterprise risk • Hedging program protects cash flows and reinvestment returns
Accretive Acquisitions	• Evaluate acquisitions consistent with cash-flow based strategy • Complementary assets and strong full-cycle returns
Return of Capital Through Dividends	• Long track record of returning capital through dividends • Expect to pay quarterly distribution of 10% of Adj. EBITDA

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | **Financial Discipline** | Well-Capitalized Balance Sheet

Contango + Independence Energy

17

Well-Capitalized Balance Sheet

- Investment grade credit metrics and increased scale of proved reserves, production, EBITDA and free cash flow
- No near-term debt maturities
- Pro forma capital structure(1) includes:
  - ~$419 million drawn on RBL facility
  - $500 million in Senior Notes due 2026

Preliminary Net Debt / NTM EBITDA


~1.0x Long-Term Leverage Target
1.2x
~0.9x
~0.5x
Current
YE 2021
YE 2022

Low Leverage and Strong Free Cash Flow With Target Leverage at or Below 1.0x

Aligned Management | Free Cash Flow | Operational Excellence at Scale | Leading Consolidator | ESG Commitment | Financial Discipline | Well-Capitalized Balance Sheet

Contango + Independence Energy

(1) Based on Contango 6/30/2021 balance sheet and Independence 6/30/2021 balance sheet. Note that Independence balance sheet data on this slide is preliminary and estimated.

18

Pro Forma Company Compares Favorably to Peers

2021E Base Decline Estimates

Peer-leading base decline rates provide visibility and predictability to long-term cash flow…



38%
37%
33%
32%
19%
18%
8%
6%
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Peer 6
Peer 7

2021E – 2022E Cumulative Reinvestment Rate[1]

…which reduces re-investment requirements and provides optimal operational flexibility



54%
52%
45%
44%
41%
38%
33%
9%
Peer 6
Peer 5
Peer 4
Peer 3
Peer 1
Peer 2
Peer 7

2022E % of Production Hedged

Proactive risk management provides increased visibility and certainty to future cash flows…



0%
17%
36%
37%
47%
53%
55%
75%
Peer 1
Peer 2
Peer 5
Peer 3
Peer 6
Peer 4
Peer 7

Current Net Debt / 2022E EBITDA

…which ensures a durable balance sheet and financial flexibility across a range commodity prices



2.2x
2.1x
2.0x
1.3x
1.1x
0.5x
0.3x
0.2x
Peer 7
Peer 5
Peer 4
Peer 2
Peer 3
Peer 1
Peer 6

Contango + Independence Energy

Source: Company filings, Wall Street Research, Capital IQ; market data as of 8/6/2021. Note: Peers include CHK, DEC, DEN, MGY, MRO, MUR and OVV.
(1) Reinvestment rate defined as capital expenditures as a percentage of corporate EBITDA.

19

Why Own the Combined Company? + Aligned Management with Investor Mindset Sustainable Free Cash Flow Significant Scale Across Proven Basins Well Positioned to be a Leading Oil & Gas Consolidator Commitment to ESG Excellence Disciplined Financial and Risk Management Approach Well-Capitalized Balance Sheet + 20

+ Appendix ++ Appendix +

Transaction Overview

Transaction Structure	► Combined company will have an initial market cap and TEV of ~$3.0 Bn and ~$3.8 Bn (1) ► All stock transaction ► Pro forma net debt of ~$846 MM (2) ► Pro forma ownership of ~76% legacy Independence shareholders and ~24% legacy Contango shareholders
Leadership & Governance	► Business positioned to be KKR's principal upstream oil & gas investment platform going forward and managed day-to-day by KKR's Energy Real Assets team ► David Rockecharlie to serve as CEO and John Goff to serve as Chairman of the Board ► Wilkie Colyer Jr. and Farley Dakan to continue managing Contango, including its acquisition strategy, as an operating subsidiary of Independence Energy ► Initial Board of Directors: 2 designated by Contango and 7 designated by legacy Independence shareholders ► Headquartered in Houston, Texas
Approvals & Timing	► Unanimously approved by Contango and Independence Boards of Directors ► Transaction subject to the approval of Contango shareholders ► Subject to regulatory and other customary closing conditions ► Expected closing in early Q4 2021; post closing, the combined company is expected to operate under new name and ticker symbol trading on the NYSE ► Voting Agreement executed by John Goff, Contango's largest current shareholder

Contango + Independence Energy

(1) Based on Contango share price of $3.52 as of August 6, 2021. (2) Represents Independence net debt as of 6/30/2021 plus Contango net debt at 6/30/2021 (net debt is defined as total debt less unrestricted cash & cash equivalents).

22

Transaction is Accretive to Strategy and Financial Metrics

- ✓ **Provides significant combined scale with greater access to and lower cost of capital**
- ✓ **Positions the company to be a leading consolidator in the US**
- ✓ **Substantially accretive to Contango's cash flow per share[(1)] with ~15% and ~50% accretion in 2021E and 2022E, respectively, based on current management assumptions**
- ✓ **Significant upgrade in asset quality and growth profile through the addition of high return inventory and organic reinvestment opportunities**
- ✓ **Reinforces strong financial position and creates a path towards investment grade credit metrics with scale**
- ✓ **>$20 MM in annual estimated G&A synergies, with further operational and financial cost savings anticipated**

Contango + Independence Energy

(1) GAAP cash flow from operations.

23

Pro Forma Management Team Bios David Rockecharlie (Chief Executive Officer) | David Rockecharlie joined KKR in 2011 and is a Partner and Head of KKR's Energy Real Assets business. Mr. Rockecharlie serves as Chairman of KKR’s Energy Investment Committee and as a member of the Board of Directors of Independence Energy. Prior to joining KKR, Mr. Rockecharlie was co-founder and co-CEO of RPM Energy, LLC, a privately-owned oil and gas company. Previously, Mr. Rockecharlie served as co-head of Jefferies & Company's Energy Investment Banking Group from 2008-2010, and as a Partner, Managing Director and Head of Corporate Finance from 2003 until 2008 for Jefferies Randall & Dewey and its predecessor, Randall & Dewey, which became the Energy Investment Banking Group of Jefferies & Company. Before that, he was an executive with El Paso Corp., where he led a variety of corporate activities. Prior to joining El Paso, he was an energy investment banker with Donaldson, Lufkin & Jenrette. Mr. Rockecharlie received an A.B., magna cum laude, from Princeton University. Claire Farley (Board Member) | Claire Farley joined KKR in 2011 as a Partner and currently serves as a Senior Advisor to KKR’s ERA team. Prior to joining KKR, she was co-founder and co-CEO of RPM Energy LLC. Ms. Farley previously was an advisory director of Jefferies Randall & Dewey, also serving as co-president. She was CEO of Randall & Dewey before it combined with Jefferies & Company. Prior to that, she was with Texaco, Inc. where her roles included CEO of HydroTexaco, president of the North American production division and president of worldwide exploration and new ventures. She has also served as CEO of two start-up ventures: Intelligent Diagnostics Corporation, and Trade-Ranger Inc. Ms. Farley serves on the board of directors of Technip FMC and LyondellBasell. Ms. Farley holds a B.S. from Emory University. Ben Conner (Executive Vice President) | Ben Conner joined KKR in 2014 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund. Prior to joining KKR, Mr. Conner was with Lime Rock Partners and was directly involved in numerous investments, with a particular focus in North American upstream oil and gas and oilfield equipment, manufacturing and services. Prior to joining Lime Rock, he was with the natural resources investment banking group of J.P. Morgan where he worked on numerous corporate advisory and financing transactions. He is a graduate of the McCombs School of Business at the University of Texas (M.P.A, B.B.A.). Brandi Kendall (Chief Financial Officer) | Brandi Kendall joined KKR in 2013 and is responsible for a broad range of portfolio management activities for the Energy Real Assets team, including finance, planning, risk management and corporate development. Ms. Kendall is a member of the Board of Directors of Independence Energy. Prior to joining KKR, Ms. Kendall served as director, finance and planning at Marlin Midstream and finance associate at NFR Energy. Ms. Kendall began her career in the energy investment banking industry, having held positions at JP Morgan and Tudor, Pickering, Holt & Co. Ms. Kendall earned a BA in Economics, Managerial Studies, and Kinesiology from Rice University. Clay Rynd (Executive Vice President) | Clay Rynd joined KKR in 2015 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund as well as KKR’s investments in FlowStream Commodities and Resource Environmental Solutions. Prior to joining KKR, Mr. Rynd was with Tudor, Pickering, Holt & Co. in the investment banking division, where he focused primarily on strategic advisory and M&A transactions for companies across the energy sector. Prior to that, he worked within the equity research division at Tudor, Pickering, Holt & Co. Mr. Rynd holds a B.A. in both Economics and History from Texas A&M University. Todd Falk (Chief Accounting Officer) | Todd Falk joined KKR in 2018 and is a Director and Chief Accounting Officer of KKR’s Energy Real Assets business. Prior to joining KKR, Mr. Falk served as director of finance and controller of Vitruvian Exploration where he was a member of a management team that identified, developed and divested positions in emerging oil and natural gas resource plays throughout Oklahoma and Texas. Mr. Falk began his career at Deloitte, where as a senior manager he assisted energy clients with complex financial reporting issues, specializing in initial public offerings and other interactions with the SEC. Mr. Falk has over 15 years of finance and accounting experience in the energy industry, is a Certified Public Accountant and holds a B.S., magna cum laude, in Accounting and an M.S. in Finance from Texas A&M University. + 24Pro Forma Management Team Bios David Rockecharlie (Chief Executive Officer) | David Rockecharlie joined KKR in 2011 and is a Partner and Head of KKR's Energy Real Assets business. Mr. Rockecharlie serves as Chairman of KKR’s Energy Investment Committee and as a member of the Board of Directors of Independence Energy. Prior to joining KKR, Mr. Rockecharlie was co-founder and co-CEO of RPM Energy, LLC, a privately-owned oil and gas company. Previously, Mr. Rockecharlie served as co-head of Jefferies & Company's Energy Investment Banking Group from 2008-2010, and as a Partner, Managing Director and Head of Corporate Finance from 2003 until 2008 for Jefferies Randall & Dewey and its predecessor, Randall & Dewey, which became the Energy Investment Banking Group of Jefferies & Company. Before that, he was an executive with El Paso Corp., where he led a variety of corporate activities. Prior to joining El Paso, he was an energy investment banker with Donaldson, Lufkin & Jenrette. Mr. Rockecharlie received an A.B., magna cum laude, from Princeton University. Claire Farley (Board Member) | Claire Farley joined KKR in 2011 as a Partner and currently serves as a Senior Advisor to KKR’s ERA team. Prior to joining KKR, she was co-founder and co-CEO of RPM Energy LLC. Ms. Farley previously was an advisory director of Jefferies Randall & Dewey, also serving as co-president. She was CEO of Randall & Dewey before it combined with Jefferies & Company. Prior to that, she was with Texaco, Inc. where her roles included CEO of HydroTexaco, president of the North American production division and president of worldwide exploration and new ventures. She has also served as CEO of two start-up ventures: Intelligent Diagnostics Corporation, and Trade-Ranger Inc. Ms. Farley serves on the board of directors of Technip FMC and LyondellBasell. Ms. Farley holds a B.S. from Emory University. Ben Conner (Executive Vice President) | Ben Conner joined KKR in 2014 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund. Prior to joining KKR, Mr. Conner was with Lime Rock Partners and was directly involved in numerous investments, with a particular focus in North American upstream oil and gas and oilfield equipment, manufacturing and services. Prior to joining Lime Rock, he was with the natural resources investment banking group of J.P. Morgan where he worked on numerous corporate advisory and financing transactions. He is a graduate of the McCombs School of Business at the University of Texas (M.P.A, B.B.A.). Brandi Kendall (Chief Financial Officer) | Brandi Kendall joined KKR in 2013 and is responsible for a broad range of portfolio management activities for the Energy Real Assets team, including finance, planning, risk management and corporate development. Ms. Kendall is a member of the Board of Directors of Independence Energy. Prior to joining KKR, Ms. Kendall served as director, finance and planning at Marlin Midstream and finance associate at NFR Energy. Ms. Kendall began her career in the energy investment banking industry, having held positions at JP Morgan and Tudor, Pickering, Holt & Co. Ms. Kendall earned a BA in Economics, Managerial Studies, and Kinesiology from Rice University. Clay Rynd (Executive Vice President) | Clay Rynd joined KKR in 2015 and is a member of the Energy Real Assets team. During his time at the firm, he has originated and been involved in numerous upstream oil and gas investments in North America within the Energy Income and Growth Fund as well as KKR’s investments in FlowStream Commodities and Resource Environmental Solutions. Prior to joining KKR, Mr. Rynd was with Tudor, Pickering, Holt & Co. in the investment banking division, where he focused primarily on strategic advisory and M&A transactions for companies across the energy sector. Prior to that, he worked within the equity research division at Tudor, Pickering, Holt & Co. Mr. Rynd holds a B.A. in both Economics and History from Texas A&M University. Todd Falk (Chief Accounting Officer) | Todd Falk joined KKR in 2018 and is a Director and Chief Accounting Officer of KKR’s Energy Real Assets business. Prior to joining KKR, Mr. Falk served as director of finance and controller of Vitruvian Exploration where he was a member of a management team that identified, developed and divested positions in emerging oil and natural gas resource plays throughout Oklahoma and Texas. Mr. Falk began his career at Deloitte, where as a senior manager he assisted energy clients with complex financial reporting issues, specializing in initial public offerings and other interactions with the SEC. Mr. Falk has over 15 years of finance and accounting experience in the energy industry, is a Certified Public Accountant and holds a B.S., magna cum laude, in Accounting and an M.S. in Finance from Texas A&M University. + 24

Summary Hedge Schedule

	Crude Oil		Natural Gas		NGLs	
	Hedged Volume (MBbl)	Weighted Average Price ($ / Bbl)	Hedged Volume (MMcf)	Weighted Average Strike Price ($ / MMBtu)	Hedged Volume (MBbl)	Weighted Average Strike Price ($ / Bbl)
Q3 2021	3,207	$52.86	22,528	$2.83	1,012	$17.85
Q4 2021	2,995	$53.10	22,971	$2.86	969	$17.80
Q1 2022	2,902	$61.31	22,375	$2.78	914	$17.20
Q2 2022	2,707	$60.82	21,536	$2.76	873	$17.13
Q3 2022	2,566	$59.33	20,486	$2.75	230	$16.46
Q4 2022	2,469	$59.38	20,037	$2.77	225	$16.46
Q1 2023	2,307	$57.43	18,153	$2.60		
Q2 2023	2,019	$58.26	15,783	$2.54		
Q3 2023	1,803	$58.23	11,804	$2.48		
Q4 2023	1,752	$58.21	11,022	$2.48		
Q1 2024	1,092	$53.68				

Contango + Independence Energy

Note: Weighted average price for collar positions based on ceiling price.

25